Exhibit (d)(3)

AGREEMENT ESTABLISHING

A STRATEGIC ALLIANCE

Between

PARETEUM CORPORATION

And

IPASS INC.

April 23, 2018

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1.	Parties

This Strategic Alliance Agreement (“Agreement”) is made and entered into on April 23, 2018 (the “Effective Date”), between:

(A)	Pareteum Corporation, a company duly incorporated under the laws of Delaware, USA, with its principal office at 100 Park Avenue, New York, USA (hereinafter referred to as "Pareteum"), and

(B)	iPass Inc., a company duly incorporated under the laws of Deleware, with its principal office at 3800 Bridge Parkway, Redwood Shores, CA 94065 (hereinafter referred to as "iPass").

Pareteum and iPass are each hereinafter also referred to as a "Party" and, together, as the "Parties".

2.	Definitions

The terms and expressions set out below shall have the following meaning:

“Affiliate” means a company or other legal entity which controls, is controlled by, or under common control with a Party to this Agreement, but any such company or other legal entity shall be deemed to be an Affiliate only as long as such control exists, and for the purposes of this definition, "control" shall mean direct or indirect ownership of more than fifty percent (50%) of the voting rights of the controlled or commonly controlled entity.

“Appendix” means an appendix to this Agreement.

“Agreement” means this Strategic Alliance Agreement and all its Appendices.

“Contract” means any agreement reached with a customer made pursuant to the Strategic Alliance Agreement as a result of a joint proposal from the parties to said customer.

“Customer” means a third party prospective customer to which the Solutions will be co-marketed, sold and delivered - pursuant to this Agreement.

“Effective Date” means the date written above on the first page.

“NDA” means the mutual Non-Disclosure Agreement entered between the Parties and effective December 18, 2017.

“Opportunity Registration Form” means a document identifying a Customer for a Project which will be agreed and executed between the Parties in a form similar to Appendix 3.

"Projects" means the proposed deployment of any one or more (or a combination) of the following technological solutions:

(1) Pareteum’s (a) Managed Services Platform; (b) Global Mobility Cloud Platform; and/or (c) Application Exchange Platform, including as appropriate its full MVNE/MVNA/MVNx capabilities, API suites, HLR-as-a-Service and Internet-of-Things connectivity solutions (the “Pareteum Solutions”); and

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(2) iPass’s Smart Connect platform services (the “iPass Solutions”).

Which together may be referred to as the “Solutions”.

“Project Agreement” means a contract to be executed between the Parties during the preparation phase of a Project for a Customer.

“Territory” means all jurisdictions anywhere in the world as may be agreed between the Parties in writing from time to time.

In addition to the above, defined terms and expressions in the Appendices and elsewhere in this Agreement shall apply. Definitions may be used in the singular or plural.

3.	Scope

3.1.	The Parties desire to set forth the general terms upon which they shall cooperate to jointly market, bid, offer and sell from time to time in respect of future commercial opportunities to supply their own and each other’s Solutions through exploiting Projects with potential new Customers in the Territory.

3.2.	Each Party will use all reasonable efforts to win business with new Customers for Projects in the Territory in accordance with the terms and conditions specified herein and in each Opportunity Registration Form.

3.3.	Either Party may from time to time be a principal or ‘prime’ contractor vis-à-vis one or more Customers and may appoint the other Party as a joint- or sub- contractor. In bidding for a Project opportunity, the Parties will determine on a case by case basis which of the Parties will act as the prime contractor and which will have joint- or sub-contractor responsibility.

3.4.	A Party may choose to pursue Customers in the Territory alone or in conjunction with another party without the involvement of the other Party, provided that neither Party shall circumvent the other Party in respect of a potential Customer where an Opportunity Registration Form or a Project Agreement have been executed, or where both Parties have agreed to cooperate pursuant to this Agreement.

4.	AppendiCes to the AGREEMENT

This Agreement consists of this document and the Appendices listed below, which shall constitute and form an integral part of the Agreement:

Appendix 1	Commercial Framework
Appendix 2	Non-Disclosure Agreement
Appendix 3	Opportunity Registration Form

In case of conflicts or inconsistencies, this Agreement document will prevail over the Appendices unless an Opportunity Registration Form expressly states otherwise or a Project Agreement has been executed which will supersede this Agreement in respect of a specific opportunity only.

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5.	POTENTIAL OPPORTUNITIES

5.1.	The Parties may in their discretion, exchange technical, commercial and/or sales and marketing information including sales leads, information about market opportunities and competitor activity relating to Projects. The Parties will also share such information as may reasonably be required in order to enable the other Party to understand and co-market or co-sell the Solutions of the other Party to Customers.

5.2.	The Parties further agree to collaborate closely and in good faith on customer RFPs, RFIs and demonstrations and to provide reasonable access to each other’s technological Solutions and systems in the course of such customer demonstrations.

5.3.	Neither Party shall use or issue material referring to or describing the other Party or the other Party’s Solutions, products, processes or services or technology without that Party’s prior written approval of the material to be used or issued and the use and context in which the material is to be used or issued, and the third party(-ies) to which it is proposed to be disclosed.

6.	Individual Project Agreements AND JOINT PROPOSALS

6.1.	The Parties agree that each new Project will be subject to an individual Project Agreement between iPass and Pareteum. Parties will negotiate such Project Agreement(s) in good faith and in accordance with principles of this Agreement, unless otherwise agreed by the Parties.

6.2.	The operational and technical support responsibilities for each Project and/or Customer will be stipulated in each Opportunity Registration Form.

6.3.	The overall commercial and financial arrangements for this Agreement are described in Appendix 1 (Commercial Framework) which will be further particularised in each Opportunity Registration Form (Appendix 3).

6.4.	Each Party agrees that when it has identified a specific Project which it would like to pursue jointly, pursuant to this Agreement, that it will notify the other Party by written notice including the information stipulated in Appendix 3 (Opportunity Registration Form) (a “Notice”) describing in as much detail as possible the proposed Project and the identity of the Customer.

6.5.	The Party receiving the Notice must respond in writing and sign the Notice within seven (7) business days confirming that it agrees to participate in the Project. After mutually executing the Opportunity Registration Form, the Parties will negotiate the Project Agreement in good faith in accordance with the principles of this Agreement and the Opportunity Registration Form.

6.6.	The Parties commit themselves, upon execution of an Opportunity Registration Form to negotiating and concluding a detailed and final Project Agreement. Furthermore, Parties hereto shall immediately commence good faith negotiations of a Contract

6.7.	Project Agreements concluded pursuant to this Agreement shall stipulate, among other things: (i) which Party will take the lead in preparing and submitting any appropriate proposal, RFP and/or tender documentation; (ii) which Party will be the prime or principal contractor and which Party will take a joint or sub-contracting responsibility; (iii) which Party is responsible for which aspects of which of the Solutions or Project (in accordance with Appendix 3); (iv) commercial and financial provisions (in accordance with Appendices 1 and 3); (v) the standard terms and conditions of supply of Solutions to the Customer; as well as if applicable (vi) a price list of Solutions and other terms and conditions governing the same.

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6.8.	In support of this effort, the Parties agree to provide each other with such assistance as may be reasonably requested of either of them by the other in the preparation and submission of proposals/RFPs/tenders etc. and in securing the award of resulting Projects to the Parties. In particular, the Parties will cooperate on those matters relating to the supply of the Parties’ respective Solutions and within the Parties’ specialisms as follows:

(a)	to appoint qualified personnel to interact with the other Party and/or Customer regarding pre- sales activities and receipt of product or technical information. Parties warrant that such appointed personnel shall adhere to any security regulations and security directives issued by the other Party and/or Customer from time to time with respect to said commercial, product or technical information.

(b)	to provide each other with such assistance as may be required during the pre-proposal, proposal and post-proposal stages;

(c)	to furnish each other with materials for the Proposal/RFP, including without limitation manuscripts, graphic materials, engineering design, price options, and other required supporting materials;

(d)	to ensure availability of qualified management and technical personnel during the pre-proposal, proposal and post-proposal stages;

(e)	to submit management, technical and price presentation or proposal materials and clarifications within the time frames jointly agreed between the parties.

6.10.	The prime Party shall have overall editorial control of any sales proposal(s) and shall be responsible for submission of the same to the Customer. The supporting Party will be entitled prior to submission to review, evaluate and comment on any such joint Proposal to the extent that it relates to the works to be performed by either Party and shall exercise joint control on the form and content of the Proposal to the extent that it relates to the same.

6.11.	For purposes of facilitating communication with the Customer in respect of matters pertaining to a Proposal, the Customer’s response to the Proposal or the negotiation and preparation of a contract, the prime Party will be the primary interface to the Customer and will manage communication between the bidding team and the Customer.

6.12.	The prime Party will notify the supporting Party as soon as possible of the receipt by the prime Party of a written acceptance or refusal by the Customer of a Proposal.

6.13.	Except where otherwise agreed in writing, each Party shall bear all its own expenses incurred in connection with preparing joint Proposals/RFP, the negotiations which follow, and all other efforts resulting from the issue of the Proposals/RFP (including the award and finalising of contracts).

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6.14.	It is agreed between the Parties that in case a Customer rejects or does not wish to procure the Solutions of one Party or such Solutions do not meet the Customer’s requirements or specifications, the prime Party shall be entitled following notification to the supporting Party, and after affording the supporting Party a reasonable opportunity to suggest alternative solutions for the products and services, to pursue individually or co-operate with another party to procure the same.

7.	EXCLUSIVITY

7.1.	The Parties agree that this Agreement is not exclusive and Parties are free to pursue their own respective and competing business interests in the Territory and elsewhere. The Parties agree that (save in relation to duties of confidentiality) nothing in this Agreement shall preclude or restrict them from individually or in association with any third party directly or indirectly submitting or assisting in the submission of a proposal in respect of an RFP in competition with a proposal that has been tendered by the other Party.

7.2.	Subject to Section 6.6, Parties are expressly forbidden from individually participating and/or competing in Projects where an Opportunity Registration Form or a Project Agreement has been executed.

8.	JOINT EFFORTS

8.1.	Each Party shall use all reasonable efforts to achieve the purpose of this Agreement. Neither Party shall, however, have a claim against the other Party arising out of a failure to fulfil the purpose except as a result of material breach of this Agreement.

8.2.	Except as set out in clause 16, no claims for loss of profit or any other indirect or consequential damages shall be allowed between the Parties, which principle will also be mirrored in any subsequent Project Agreement(s).

9.	basic responsibilities and understandings in case of joint efforts it has been agreed to apply the following principles:

-	For the performance of the contract, each party will be considered to be the preferred supplier by the other party, with priority above any other Subcontractors. Third parties will only be requested to participate as subcontractors when the needed competencies and qualities are not available with the parties to this contract.

-	Roles and activities: The roles and activities of each party will be detailed as soon as possible after the receipt of the Notice and could be reviewed, completed and detailed during the bid process once the Project has been analyzed in depth.

-	The parties do agree that a fair share in the revenue of the contract must be agreed

-	The parties do also agree that in the staffing of the different sub-projects (called “sectors” in the RFI) when one partner staffs the project-manager, the other partner will staff the assistant project-manager.

-	Modification of responsibilities and duties under a contract: From time to time the tasks under a contract of each party may be modified upon negotiations based on available competencies of the parties, but with respecting the “fair share of each party”.

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-	Quality of the service provided: The parties need to safeguard the quality of each party’s service delivery. If a party fails to comply with these quality standards, in certain domains it can be decided to transfer these activities towards the other party or to a subcontractor if the Customer agrees upon this operation.

-	The Parties will work as a joint team in their relations with the Customer. A detailed plan describing the basic responsibilities of all the Parties will be elaborated during the proposal phase.

10.	Rights in inventions

Copyright and any and all other intellectual property rights in any documentation or other information developed or written or reduced to any tangible or literary form whatsoever pursuant to this Agreement or any Proposal, tender, contract or sub-contract to which this Agreement refers shall vest in the Party originating them. Any developments which originate due to the joint efforts of the Parties shall be owned by the Parties jointly without restriction or rate of accounting to the other, provided that each Party shall exercise the same level of care to preserve the proprietary nature of such joint developments as it exercises to preserve the proprietary nature of its own proprietary materials. In addition, no development shall be deemed to be joint developments and therefore jointly owned by the Parties without the Parties first specifically identifying those jointly developed works in writing prior to the development thereof. If each Party contributes to the development of a work product and such work product is not identified as a joint work, each Party's ownership rights shall be limited to the portion of the work product developed by it. Each Party will, however, negotiate the transfer or licensing of its ownership rights to the other upon mutually acceptable terms. Each Party shall to the extent specified in the Proposal or tender grant licences or other rights to the other Parties and/or the Client (as appropriate) upon such terms as the Parties shall mutually agree.

11.	ADDITIONAL undertakings

11.1.	If a Customer requires the integration of other party’s products in the scope of a relevant Project, both Parties undertake to negotiate in good faith the performance and delivery of such integration to other party’s equipment, software or services.

11.2.	If a Customer requires the supply of other party’s products in the scope of the relevant Project, both Parties undertake to negotiate in good faith the supply of such relevant products.

12.	DURATION

12.1.	The Agreement shall be effective and valid as from the Effective Date and shall have a duration of five (5) years from the Effective Date. Unless renewed in writing by the Parties, or otherwise superseded by a different contractual arrangement, this Agreement shall expire at the end of the initial five (5) year term.

12.2.	In the event of either Party becoming the subject of an insolvency event or an arrangement with its creditors generally, then this Agreement will terminate automatically and will cease to have any further validity or effect.

12.3.	Either party may terminate this Agreement prior to expiration in the event of refusal, inability or failure of the other party to perform any material obligations under this Agreement. Such termination will be made upon ten (10) business days prior written notice specifying the breach and upon the failure of the other party to cure the breach within that time. In the event of termination of this Agreement, any and all outstanding responsibilities pursuant to Contracts with Customers will survive, and Parties will ensure continuity of commitments with the Customer.

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12.4.	The provisions of Clauses 6.14, 14, 15, 19 will expressly survive the termination or expiration of this Agreement.

13.	COSTS

Each Party hereto shall bear separately and solely any costs and expenses incurred in connection with this Agreement, its execution and performance. Similarly, each Party will bear its own costs incurred or other obligations undertaken in connection with any matter arising out of any Proposal/Customer engagement or any such matter, unless different arrangements have been agreed between the Parties in writing. For the avoidance of doubt, neither Party shall be liable for the social taxes and/or labor liabilities of the other Party resulting from the commercial relationship established pursuant to this Agreement.

14.	Contact persons and Notice address

14.1.	The contact persons stated below shall be authorized to receive notice.

The Parties have appointed the following contact persons:

Pareteum’s Contact Person Name & Title:	Hal Turner, Excutive Chairman and Principal Executive Officer
Address:	As above
Direct telephone no.:	N/A
Mobile telephone no.:	+1 415 425 0874
E-mail:	Hal.Turner@pareteum.com

iPass’s Contact Person Name & Title:	iPass Legal Department
Address:	3800 Bridge Parkway, Redwood Shores, CA 94065
Direct telephone no.:	650-232-4265
Mobile telephone no.:	N/A
E-mail:	Legal@ipass.com

Any notices to be sent by a Party according to the Agreement shall be sent to the other Party’s contact person under address stated above which shall constitute effective service.

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15.	ASSIGNMENT

The Parties hereto shall not assign any rights and obligations arising out of or in connection with this Agreement without the prior written consent of the other Party, provided however that a Party shall be entitled to assign this entire Agreement to an Affiliate as part of an internal group restructure undertaken in the ordinary course of business, or as a result of a merger or acquisition.

16.	CONFIDENTIALITY

The Parties have executed the NDA which governs each Party’s obligations with respect to the confidential information of the other Party, as disclosed for the purpose of this Agreement. Each Party agrees to keep this Agreement and all information received in connection with this Agreement confidential as required by the NDA which is deemed incorporated in full into this Agreement and will survive this Agreement for a period of no less than three (3) years.

17.	relations between the parties

This Agreement alone does not establish a joint venture or legal agency and neither Party shall without explicit written consent in each case create obligations, accept commitments or waive rights on behalf of the other Party.

18.	LIMITATION OF LIABILITY

No Party hereunder shall be liable to any other Party hereunder for any direct, consequential, indirect or special damages arising out of or related to this Agreement including, without limitation, damages for loss of business profits, business interruption, loss of business information, and the like, even if each Party has been advised of the possibility of such damages, save that such limitation shall not apply with respect to violation of a Party’s confidential information or intellectual property rights.

19.	GOVERNING LAW AND JURISDICTION

The laws of New York shall govern the construction and enforceability of the Agreement. The parties agree that any action arising under or relating to the Agreement or the Licensed Software or Services shall lie within the exclusive jurisdiction of the Courts located in New York County, New York, USA. The United Nations Convention on Contracts for the International Sale of Goods will not apply to the Agreement.

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This Agreement may be executed in one or more (electronic) counterparts:

Signed on behalf of Pareteum:	Signed on behalf of iPass:

Place and date: USA, April 23, 2018	Place and date: USA, April 23, 2018

Name: Denis McCarthy	Name: Darin R. Vickery

Title: SVP of Corporate Development	Title: CFO

Signature: /s/ Denis M. McCarthy	Signature: /s/ Darin R. Vickery

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Appendix 1

Commercial Framework

The commercial and financial arrangements are dependent on the nature of the Solutions which are being deployed for a given Customer, and the pricing and third party costs which will be agreed with the end Customer as well as third party suppliers (e.g. network carriers) and defined in each Opportunity Registration Form.

Accordingly, the specific commercial and financial terms will be agreed between Parties’ respective commercial leads on a case by case basis, but these may include some or all of the following:

1. Resale fee;

2. Gross or Net Revenue share;

3. License plus margin

4. Etc.

Each of the foregoing (or any alternative arrangements) may have different charging components, including (without limitation):

1. Setup/implementation fees;

2. Monthly recurring subscriber/SIM fees;

3. One-off additional orders;

4. Support & maintenance charges;

5. License fees.

- o -

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Appendix 2

NDA

[NDA dated [__________], 2018, enclosed]

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Appendix 3

Opportunity Registration Form

Opportunity Registration Number:	#0001
Opportunity Registration Type:	Pareteum Initiated iPass Initiated

Opportunity Description:
Customer Name: Business Address: Client Contact(s): Name: Telephone Number: Email:

Pareteum Primary Contact Primary Contact Name: Primary Contact Number: Primary Contact Email:

iPass Primary Contact Account Exec. Name: Account Exec. Number: Account Exec. Email:

Submission Date: Acceptance Date by other Party: Termination Date:

Opportunity Description:	[a] [b] [c] etc.
Pareteum and iPass respective roles in Project / RFP / Sale:

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Prime/sub Roles: (Select one)	Pareteum Prime iPass Prime Other (describe)
	Pareteum Responsibilities:	iPass Responsibilities:
Sales
Consulting / Design
Installation
Integration
Localization
Tests
Go-live
Operations
Business configuration
1st line support
2nd line support
3rd line support
PM
HW / hosting
Proposal Schedule:	[a] [b] [c] etc.
Opportunity Specific (Financial and Commercial) Terms and Conditions:

Pareteum Deal Value (Optional): iPass Talk Deal Value (Optional): Total:	To be agreed.

Pareteum: Value Terms and Conditions
iPass: Value Terms and Conditions

Sales ‘Win’ Plan

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Terms and Conditions:

This Opportunity Registration is subject to the terms and conditions of the Strategic Alliance Agreement between Pareteum and iPass dated October __, 2017, except insofar as any terms are expressly replaced or amended herein:

In view of the above, in case of termination of the referred Strategic Alliance Agreement for any reason or means whatsoever, this Opportunity Registration shall continue in full force and effect until the end of its effective term. All the terms and conditions of the Strategic Alliance Agreement that are applicable to this Opportunity Registration shall continue to be valid and in force with regards to this Opportunity Registration.

[REPLACED OR AMENDED TERMS GO HERE]

1- In the event of an inconsistency between the terms of this Opportunity Registration and the terms of the Strategic Alliance Agreement, this Opportunity Registration shall prevail.

2- This Opportunity Registration establishes exclusivity as between Pareteum and iPass for twenty four (24) months counted as from the date hereof (the “Exclusivity Period”).

3. The relationship of exclusivity during the Exclusivity Period is on a per-potential Customer and its related parties basis, and will be extended for the duration of any subsequent Project Agreement.

4. Authorized Signatories: In consideration of the mutual obligations assumed under the Strategic Alliance Agreement and this Opportunity Registration, the Parties agree to the terms and conditions of both and represent that this Opportunity Registration is executed by duly authorized representatives as of the date below.

AGREED FOR AND ON BEHALF OF:

Pareteum Corporation	iPass Inc.
By:	By:
Name:	Name:
Title:	Title:
Date:	Date:

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